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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.)*

                        Stewart & Stevenson Services Inc
                                  Common Stock
                                   860342104




Check the following box if a fee is being paid with their statement X    . (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of their cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)















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     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

            First Chicago NBD Corporation
2.     Check the Appropriate  Box of a member if A Group*

3.     SEC Use Only

4.     Citizenship or Place of Organization

            Chicago Illinois

Number of              5. Sole Voting Power

 Shares                   2,093,391

Beneficially           6. Shared voting Power

 Owned by                 16,300

Each                   7. Sole Dispositive Power

 Reporting                2,090,026

Person With            8. Shared Dispositive Power
                          92,975

9.      Aggregate Amount beneficially owned by Each Reporting person
                   2,226,201
10.     Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.     Percent of Class represented by Amount in Row 9
                   6.7
12.     Type of Reporting Person*

     HC

sec 1745 (6-80)   SEE INSTRUCTION BEFORE FILLING OUT!


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SEC 13G 3

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13g Amendment No.

Item 1(a)     Name of Issuer:
              Stewart & Stevenson Services Inc

Item 1(b)     Address of Issuer's Principal Executive Offices:
              72707 Northloop West
              P. O. Box 1637
              Houston TX  77251-1637
Item 2(a)     Name of Person filing:
              First Chicago NBD Corporation.

Item 2(b)     Address of Principal Business Offices:
              One First National Plaza
              Chicago, Illinois   60670

Item 2(c)     Citizenship
              United States

Item 2(d)     Title of Class of Securities:
              Common Stock
Item 2(e)     Cusip No.:
              860342104
Item 3 This statement is filed pursuant to Rules 13 d-1(b) of the act on behalf of First Chicago NBD Corporation, a parent holding company in accordance with Section 240.13d-1 (b)(ii)(g) of the Act.

Item 4        Ownership:
              The shares listed below were held in a fiduciary capacity by First Chicago NBD Corporation as of December 29, 1995.

              A.) Amount Beneficially owned:    2,226,201
              B.) Percent of Class:   6.7
              C.) Number of shares to which the subject Holding company has:
                   1.) Sole power to vote or direct the vote:  2,093,391
                   2.) Shared power to vote or to direct the vote: 16,300 3.) Sole power to dispose or to direct the disposition of:
                       2,090,026
                   4.) Shares power to dispose or to direct the disposition
                       of :  92,975

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Item 5      Ownership of 5 percent or less of a Class:
            Not Applicable

Item 6      Ownership of More than 5 percent on Behalf of Another Person:
            Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on By the Parent Holding Company:
            See Item 3

Item 8      Identification and Classification of Members of the Group:
            Not Applicable

Item 9      Notice of Dissolution of Group:  Not Applicable

Item 10 Certification: By signing below I certify that to the best of my knowledge and belief, the securities referred above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

            Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 09, 1996



                                Daniel T. Lis
                                Senior Vice President & Assistant Secretary
                                First Chicago NBD Corporation
                                (313) 225-3154